EXHIBIT 99.1

Sphere 3D Reports 2016 Third Fiscal Quarter Financial Results

SAN JOSE, CA – Nov. 14, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its third quarter ended September 30, 2016.

“With the anticipated additional financing, we are confident we can continue to focus on deepening our existing strategic partnerships while pursuing large scale opportunities which will significantly scale our business,” said Eric Kelly, chairman and chief executive officer of Sphere3D. “We also continue to manage our business by delivering on our operational efficiency objectives while exploring options to increase shareholder value.”

Corporate Update:

  The Company has signed a term sheet with a large credit fund for a $25 million financing. The term sheet contains a number of customary conditions to closing, including the entry into definitive documentation by the parties. Additional details on this transaction will be provided as appropriate.

  The Company has signed a term sheet that is expected to expand its virtualization business by more than $6 million annually starting in early 2017. This term sheet also contains a number of customary conditions to closing, including the entry into definitive documentation by the parties.

Third Quarter 2016 Financial Results:

  Net revenue for the third quarter of 2016 was $18.5 million, compared to $18.8 million for the third quarter of 2015.

  Product revenue for the third quarter of 2016 was $16.5 million, compared to $16.1 million for the third quarter of 2015.

  Disk systems revenue was $11.1 million, compared to $10.1 million for the third quarter of 2015. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware-derived products.

  Tape archive revenue was $5.4 million, compared to $6.0 million for the third quarter of 2015.

  Service revenue was $2.0 million, compared to $2.7 million for the third quarter of 2015.

  Disk systems revenue for the nine months ended Sept 30, 2016 was $35.1 million, compared to $28.7 million for the nine month period ended Sept 30, 2015, which represents a 22.3% increase.

  Gross margin for the third quarter of 2016 was 28.0%, compared to 29.2% for the third quarter of 2015. Non-GAAP gross margin for the third quarter of 2016 was 31.1% compared to 33.0% forthe third quarter of 2015. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the “Use of GAAP and Non-GAAP Financial Measures” section of this announcement. See also, “Non-GAAP Reconciliations” below.

  Operating expenses for the third quarter of 2016 were $47.8 million, compared to $14.5 million for the third quarter of 2015. Included in the operating expenses for the third quarter of 2016 were $34.4 million in impairment of goodwill and acquired intangible assets.

  Share-based compensation expense for both the third quarter of 2016 and 2015 was $2.7 million. Depreciation and amortization was $1.5 million in the third quarter of 2016, compared to $1.8 million in the third quarter of 2015.

  Adjusted EBITDA for the third quarter of 2016 was a net loss of $4.0 million, or an adjusted EBITDA net loss of $0.08 per share, based on 51.3 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $4.6 million, or adjusted EBITDA net loss of $0.12 per share, based on 38.7 million weighted average shares outstanding for the third quarter of 2015. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, depreciation and amortization, share-based compensation, acquisition costs and impairment of goodwill and acquired intangible assets. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations" below.

  Net loss for the third quarter of 2016 was $43.3 million, or a net loss of $0.84 per share, compared to a net loss of $10.2 million, or a net loss of $0.26 per share, in the third quarter of 2015.

  Cash and cash equivalents at September 30, 2016 were $5.0 million. In September 2016, the Company entered into a term loan agreement with a related party in the amount of $2.5 million. At September 30, 2016, the Company had $8.2 million outstanding under its credit facility, $10.0 million outstanding under its term loan, $24.5 million outstanding under its convertible note from a related party, and $2.5 million outstanding under its term loan from the same related party.

The preceding financial results for the third quarter of 2016 include contribution from our purchase of RDX assets from Imation in August 2015.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, depreciation and amortization, share-based compensation, acquisition costs and impairment of goodwill and acquired intangible assets. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate its business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and these non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for, or superior to, GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the Company’s 2016 third quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 9436993. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 9436993. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers data management, and desktop and application virtualization solutions via hybrid Cloud, Cloud and on-premise implementations through its global reseller network. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, NEO®, RDX®, SnapCLOUD™, SnapScale®, SnapServer®, SnapSync™ and V3®. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to complete the transactions contemplated by the term sheets described in this press release or comparable transactions; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; the Company’s ability to regain compliance with the minimum bid price requirement of the NASDAQ Global Market; the Company’s ability to transfer the listing of its common stock to the NASDAQ Capital Market if it is not able to regain compliance with the NASDAQ Global Market listing standards and its ability to maintain listing with such market; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Net revenue	$18,459	$18,796	$57,670	$57,296
Cost of revenue	13,289	13,299	40,746	40,053
Gross profit	5,170	5,497	16,924	17,243

Operating expenses:
Sales and marketing	5,259	6,145	17,582	17,255
Research and development	2,222	2,423	6,930	7,337
General and administrative	5,874	5,926	16,474	17,852
Impairment of goodwill and acquired intangible assets	34,398	-	34,398	-
	47,753	14,494	75,384	42,444
Loss from operations	(42,583)	(8,997)	(58,460)	(25,201)
Interest expense - related party	(572)	(798)	(2,425)	(2,116)
Interest expense	(322)	(89)	(770)	(250)
Other (expense) income, net	(104)	(348)	626	(882)
Loss before income taxes	(43,581)	(10,232)	(61,029)	(28,449)
(Benefit from) provision for taxes	(289)	(2)	(53)	179
Net loss	$(43,292)	$(10,230)	$(60,976)	$(28,628)

Net loss per share:
Basic and diluted	$(0.84)	$(0.26)	$(1.25)	$(0.78)

Shares used in computing net loss per share:
Basic and diluted	51,300	38,683	48,840	36,540

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$5,009	$8,661
Accounts receivable	10,371	13,401
Inventories	10,676	11,326
Other current assets	2,063	3,155
Total current assets	28,119	36,543
Property and equipment, net	3,390	3,972
Intangible assets, net	49,157	54,019
Goodwill	11,068	44,132
Other assets	386	445
Total assets	$92,120	$139,111

LIABILITIES AND EQUITY
Current liabilities	$25,389	$46,397
Long-term debt — related party, net	24,906	19,500
Long-term debt, net	16,353	-
Long-term deferred tax liabilities	2,431	2,755
Other long-term liabilities	1,611	2,319
Shareholders' equity	21,430	68,140
Total liabilities and equity	$92,120	$139,111

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenue	$18,459	$18,796	$57,670	$57,296

Gross Profit - GAAP	$5,170	$5,497	$16,924	$17,243
Intangible asset amortization	577	704	1,753	1,961
Gross Profit - Non -GAAP	$5,747	$6,201	$18,677	$19,204

Gross Margin Percentages
GAAP	28.0%	29.2%	29.3%	30.1%
Non-GAAP	31.1%	33.0%	32.4%	33.5%

Net loss	$(43,292)	$(10,230)	$(60,976)	$(28,628)
Less:
Interest	894	887	3,195	2,366
Provision for taxes	(289)	(2)	(53)	179
Impairment of goodwill and acquired intangible assets	34,398	-	34,398	-
Acquisition costs	-	218	-	218
Depreciation and amortization	1,540	1,809	4,694	5,737
Share-based compensation	2,733	2,695	7,436	4,017
Warrant revaluation gain	-	-	(348)	-
Adjusted EBITDA	$(4,016)	$(4,623)	$(11,654)	$(16,111)

Net loss per share:
Basic and diluted	$(0.84)	$(0.26)	$(1.25)	$(0.78)

Adjusted net loss per share:
Basic and diluted	$(0.08)	$(0.12)	$(0.24)	$(0.44)

Shares used in computing net loss and adjusted EBITDA per share:
Basic and diluted	51,300	38,683	48,840	36,540

Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, impairment of goodwill and acquired intangible assets, depreciation and amortization, share-based compensation, and warrant revaluation gain. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.